EXHIBIT 12.1

TOYOTA MOTOR CREDIT CORPORATION
CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended June 30,
	2004	2003
	(Dollars in millions)

Consolidated income before provision for income taxes	$313	$83

Fixed charges:
Interest [1]	115	231
Portion of rent expense representative of the interest
factor (deemed to be one-third)	2	2

Total fixed charges	117	233

Earnings available for fixed charges	$430	$316

Ratio of earnings to fixed charges	3.68	1.36

1	Interest expense for the three months ended June 30, 2004 and 2003 included net unrealized gains/(losses) associated with derivative fair value adjustments of $75 million and ($38) million, respectively.

2	Toyota Motor Credit Corporation (“TMCC”) has guaranteed certain obligations of affiliates and subsidiaries as discussed in Note 8 — Commitments and Contingent Liabilities of the Consolidated Financial Statements. During the three months ended June 30, 2004 and 2003, TMCC has not incurred any fixed charges in connection with such guarantees and no amounts have been included in any ratio of earnings to fixed charges.